Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                January 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: AllianceBernstein Bond Fund, Inc. - AllianceBernstein Bond Inflation Strategy and AllianceBernstein Municipal Bond Inflation Strategy Post-Effective Amendment No. 90
            File Nos. 2-48227 and 811-2383
            --------------------------------------------------------------------

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Bond Fund, Inc. on behalf of its series, AllianceBernstein Bond Inflation Strategy ("Bond Inflation Strategy") and AllianceBernstein Municipal Bond Inflation Strategy ("Municipal Bond Inflation Strategy"), as provided orally to Young Seo of this office on December 23, 2009. The Staff's comments and our responses are discussed below.

Comment 1:  In lieu of naming the funds "Strategy", the word "Fund" should be used.

Response:   We have not changed the names of the portfolios in response to this comment.

Bond Inflation Strategy
-----------------------

Comment 2:  Fees and Expenses of the Portfolio: The caption, "Net Expenses", in the Annual Strategy Operating Expenses table should state "Total Annual Strategy Operating Expenses After Waiver and/or Expense Reimbursement.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Fees and Expenses of the Fund: Footnote (b) to the Annual
            Strategy Operating Expenses table should include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Principal Strategies: The investment objective of the Strategy is stated to be to seek "real return". Although real return is defined to equal "total return less the estimated effect of inflation", the definition is not clear whether the Strategy is seeking a return that is less than the total return, i.e., if the estimated effect of inflation is to be added or subtracted from the total return. What is meant by "real return" should be clarified.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Principal  Strategies:  The Principal  Strategies  section  should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Principal  Strategies:  The last sentence of the second  paragraph states that the Strategy may invest in fixed-income securities which are not investment grade. This disclosure should include a reference to "junk bonds".

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Performance  Information:  Only the first  sentence  is  required.
            The rest of the disclosure should be either streamlined or deleted.

Response:   We have revised the disclosure in response to this comment.

Municipal Bond Inflation Strategy
---------------------------------

Comment 8:  Fees and Expenses of the Portfolio: The caption, "Net Expenses", in the Annual Strategy Operating Expenses table should state "Total Annual Strategy Operating Expenses After Waiver and/or Expense Reimbursement".

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Fees and Expenses of the Fund: Footnote (b) to the Annual
            Strategy Operating Expenses table should include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Principal Strategies: The first sentence of the first paragraph states that "[t]he Strategy seeks real after-tax return for investors subject to federal income taxes". Although real return is defined to equal "total return less the estimated effect of inflation", the definition is not clear whether the Strategy is seeking a return that is less than the total return, i.e., if the estimated effect of inflation is to be added or subtracted from the total return. What is meant by "real return" should be clarified.

Response:   We have revised the disclosure in response to this comment.

Comment 11: Principal Strategies:  The phrase, "investors subject to federal income taxes", in the first sentence of the first paragraph is vague, does not add much information and should be deleted.

Response:   We do not believe that the phrase is vague.  It is intended to provide investor with information about for whom the investment is appropriate. We have not revised the disclosure in response to this comment.

Comment 12: Principal  Strategies:  The Principal  Strategies  section  should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 13: Principal   Strategies:   The  second   sentence   of  the  second
            paragraph  states  that the  Strategy  may invest in  fixed-income securities which are not investment grade. This disclosure should include a reference to "junk bonds".

Response:   We have revised the disclosure in response to this comment.

Comment 14: Principal  Strategies:   Disclosure  regarding  the  maturity  and
            duration of the securities in which the Strategy invests should be included. Alternatively, disclosure that there is no limit on maturity should be included.

Response:   We have revised the disclosure in response to this comment.

Comment 15: Performance  Information:  Only the first  sentence  is  required.
            The rest of the disclosure should be either streamlined or deleted.

Response:   We have revised the disclosure in response to this comment.

Purchase and Sale of Strategy Shares
------------------------------------

Comment 16: The footnote to the Purchase Minimums table should be deleted because it is not required under Form N-1A.

Response:   We have revised the disclosure in response to this comment.

Tax Information
---------------

Comment 17: Disclosure should address AMT.

Response:   We have revised the disclosure in response to this comment.

Tax Information & Dividends, Distributions and Taxes
----------------------------------------------------

Comment 18: The tax section for two funds can only be combined if the disclosure is the same. If the disclosure is not the same for each fund, it cannot be combined.

Response:   We  respectfully  disagree  that the tax section is  combined.  We separated  disclosures  for Bond Inflation  Strategy and Municipal
            Bond Inflation Strategy. We have not revised disclosure in response to this comment.

Management of the Strategies
----------------------------

Comment 19: The description of the portfolio managers' principal occupation during the past five years merely states their position with the Adviser. A statement of a portfolio manager's job title with the Adviser is not sufficient to provide an explanation of responsibilities and expertise of the portfolio manager.

Response:   The description of the portfolio managers' principal occupation during the past five years includes an explanation of their business experience. We have not revised the disclosure in response to this comment.

                                      * * *

     We hereby acknowledge that (i) the Strategies are responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Strategies may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,

                                          /s/ Young Seo
                                          -------------
                                          Young Seo


cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.




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